EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
As independent registered public accountants, we consent to the incorporation by reference in the Registration Statement No. 333-141321, 333-134296, 333-173279, and 333-125362 on Form S-3 and Registration Statement No. 333-142848 on Form S-8 of our report dated June 27, 2014, relating to the statement of net assets available for benefits of PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust as of December 31, 2013, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedules as of December 31, 2013 and for the year then ended, which report appears in the December 31, 2013 annual report on Form 11-K of PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust.

/s/ Mayer Hoffman McCann P.C.

San Diego, California
June 27, 2014